UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 1)
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

DIALYSIS CORPORATION OF AMERICA
(Name of Subject Company (Issuer))
URCHIN MERGER SUB, INC.
a wholly owned subsidiary of
U.S. RENAL CARE, INC.
(Name of Filing Persons (Offerors))

Common Stock, par value $0.01 per share
(Title of Class of Securities)
252529102
(CUSIP Number of Class of Securities)

Thomas L. Weinberg, Esq.
Senior Vice President and General Counsel
U.S. Renal Care, Inc.
2400 Dallas Parkway, Suite 350
Plano, Texas 75093
(214) 736-2700
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copy to:
James R. Griffin, Esq.
Fulbright & Jaworski L.L.P.
2200 Ross Avenue, Suite 2800
Dallas, Texas 75201-2784
(214) 855-8000

CALCULATION OF FILING FEE

Transaction Valuation *	Amount of Filing Fee **
$111,378,634	$7,942

*	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 9,610,373 shares of common stock, par value $0.01 per share, at $11.25 per share. The transaction valuation also includes (i) the offer price of $11.25 multiplied by 100,000, the estimated number of options to purchase shares that are currently outstanding and exercisable upon expiration of the offer and (ii) the offer price of $11.25 multiplied by 189,950, the number derivative securities in the form of shares of restricted stock and restricted stock units that are currently outstanding.

**	The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and Fee Rate Advisory #4 for fiscal year 2010, issued by the Securities and Exchange Commission on December 17, 2009, by multiplying the transaction value by .00007130.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$7,942
Form or Registration Number:	Schedule TO-T
Filing party:	U.S. Renal Care, Inc. and Urchin Merger Sub, Inc.
Date filed:	April 22, 2010
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	Third-Party Tender Offer Subject to Rule 14d-1

☐	Issuer Tender Offer Subject to Rule 13e-4

☐	Going Private Transaction Subject to Rule 13e-3

☐	Amendment to Schedule 13D Under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT
          This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute the “Schedule TO”) that was originally filed with the Securities and Exchange Commission on April 22, 2010 by (i) Urchin Merger Sub, Inc., a Florida corporation (“Offeror”) and a wholly owned subsidiary of U.S. Renal Care, Inc., a Delaware corporation (“USRC”), and (ii) USRC. The Schedule TO relates to the offer by Offeror to purchase all of the outstanding shares of common stock, $0.01 par value per share, of Dialysis Corporation of America, a Florida corporation (“DCA”), at a purchase price of $11.25 per share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 22, 2010, and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”), copies of which were filed with the Schedule TO as Exhibits (a)(1) and (a)(2) hereto, respectively. This Amendment is being filed on behalf of Offeror and USRC. The information set forth in the Offer to Purchase, including the Annexes thereto, and the related Letter of Transmittal, is hereby expressly incorporated by reference herein, and is supplemented by the information specifically provided herein.
          Capitalized terms used and not defined in this Amendment have the meanings assigned to such terms in the Schedule TO.
     ITEM 11. ADDITIONAL INFORMATION
          Item 11 of the Schedule TO is amended and supplemented by amending and supplementing the information set forth in Section 14 (Certain Legal Matters) of the Offer to Purchase as follows:
          The following paragraph replaces the first two sentences of the second paragraph under the caption “Antitrust” on page 52:
          Pursuant to the requirements of the HSR Act, USRC, on behalf of itself and Offeror, filed a Premerger Notification and Report Form with respect to the Offer and the Merger with the Antitrust Division and the FTC on April 22, 2010. The waiting period applicable to the purchase of shares of DCA Common Stock pursuant to the Offer will expire at 11:59 p.m., New York City time, on Saturday, May 7, 2010 (15 calendar days after the date of USRC’s filing (unless the waiting period is earlier terminated by the FTC and the Antitrust Division)).

SIGNATURE
          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

U.S. RENAL CARE, INC.

By:	/s/ Thomas L. Weinberg

Name:	Thomas L. Weinberg
Title:	Senior Vice President and General Counsel

URCHIN MERGER SUB, INC.

By:	/s/ Thomas L. Weinberg

Name:	Thomas L. Weinberg
Title:	Vice President
Dated: April 23, 2010